TOYS “R” US, INC.

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5820

FACSIMILE: (973) 617-4011

e-mail: creaseyc@toysrus.com

February 28, 2007

Via EDGAR and Mail

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Attn: Mr. William Choi, Accounting Branch Chief

Re:	Toys “R” Us, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2006

Filed April 28, 2006

File No. 1-11609

Dear Mr. Choi:

Enclosed herewith are our responses to the comment letter (the “Comment Letter”) dated February 2, 2007 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Annual Report on Form 10-K for the year ended January 28, 2006 (the “Fiscal 2005 Form 10-K”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided our responses immediately following each numbered comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 27

1.

We note that you disclose gross margin as a percentage of sales and period-to-period changes in operating results excluding the impact of items such as foreign currency translation, the Kids “R” Us store closings, the sale of Toysrus.com-Japan, the 2004 inventory initiative, and the initial implementation impact of EITF 03-10 and EITF 02-16. As these non-GAAP measures are subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K, please tell us why you believe disclosure of these measures are allowable. If you are able to justify presentation of these disclosures, you must meet the burden of demonstrating the usefulness of the non-GAAP measure. Therefore, please disclose the following information in future filings:

•	The manner in which you use these non-GAAP measures to conduct or evaluate business;

•	The economic substance behind your decision to use these measures;

•	The material limitations associated with use of these non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures, and;

•	The substantive reasons why you believe these non-GAAP financial measures provide useful information to investors.

In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles each of the non-GAAP measures to the most directly comparable GAAP measure. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

We acknowledge the Staff’s comments with regard to the presentation of the non-GAAP performance measure of gross margin as a percentage of sales and period-to-period changes in operating results excluding such items as foreign currency translation, the Kids “R” Us store closings, the sale of Toysrus.com-Japan, the 2004 inventory initiative, and the initial implementation impact of EITF 03-10 and EITF 02-16. Although certain required disclosures were omitted, we believe that these adjustments were made in consideration of the restrictions in Item 10(e)(ii)(B) of Regulation S-K, which states that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within the next two years or there was a similar charge or gain within the prior two years, as further clarified by the Staff’s June 2003 release of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In future filings, we will provide the amount of foreign currency or other items we wish to highlight separately and eliminate the exclusion of these items from GAAP performance measures. Below, please find our explanation for considering the disclosure of these measures as allowable.

As it relates to the exclusion of foreign currency translation, although the nature of the impact of this item is recurring, we have historically excluded the impact of foreign currency translation from internal performance measures. We believe that period-to-period changes in operating results excluding the impact of foreign currency translation is an operating performance measure that provides investors with a measurement of operating results unaffected by changes which are beyond our reasonable control and which may not represent the actual underlying operational performance of the Company. We believe that this performance measurement may assist investors in assessing the Company’s performance between periods on a constant currency basis and in developing expectations of future performance. We use this information internally to analyze performance between periods, develop internal projections and measure management performance.

As it relates to the other items identified in your comment, we incurred exceptional items in fiscal 2003 in connection with the Kids “R” Us store closings, the sale of Toysrus.com – Japan and the initial implementation impact of EITF 03-10 and EITF 02-16 and in fiscal 2004 related to our inventory initiative. With respect to the exceptional items presented, there were no similar impacts to operational results in the prior two years, and none are reasonably likely to recur within the next two years. We believe that gross margin as a percentage of sales and period-to-period changes in operating results excluding certain items is an operating performance measure that provides investors with a measurement of operating results unaffected by items which may not represent our actual underlying operational performance and are not expected to recur in the foreseeable future. We believe that this performance measurement may assist investors in assessing performance between periods and in developing expectations of future performance. We have historically excluded these items from internal performance measures to analyze performance between periods, develop internal projections and measure management performance.

In future filings, if management discloses permissible non-GAAP measures, pursuant to the requirements in Item 10(e) of Regulation S-K, we will disclose the following (i) the manner in which we use these non-GAAP measures to conduct or evaluate our business, (ii) the economic substance behind our decision to use these measures, (iii) the material limitations associated with use of these non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures, (iv) the substantive reasons why we believe these non-GAAP financial measures provide useful information to investors and (v) a quantitative reconciliation which reconciles each of the non-GAAP measures to the most directly comparable GAAP measure.

Contractual Obligations and Commitments, Page 46

2.	To the extent that your contingent rent payments and payments made for maintenance, insurance and taxes on your leased properties are material, please include a footnote below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Since this table is aimed at providing additional information that is material to understanding a company’s cash requirements, you may want to disclose amounts paid in prior years for contingent rent, maintenance, insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

We acknowledge the Staff’s comment and will revise future filings to include a footnote to the contractual obligations table to identify that certain amounts have been excluded from the tabular presentation. In future filings, in such footnote, we will provide supplemental disclosure of amounts paid for contingent rent, maintenance and insurance and taxes in respect of our leased properties for the periods presented. We expect to include substantially the following revised information in our upcoming fiscal 2006 Form 10-K report:

	Fiscal Years,
(In millions)	2005	2004
Taxes	$56	$54
Maintenance and insurance	42	45
Contingent rent	2	3

Total	$100	$102

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Insurance Risks, Page 62

3.	We note that you insure a substantial portion of your workers’ compensation, general liability, auto liability and property insurance risks through a wholly owned insurance subsidiary. Please tell us whether this subsidiary provides insurance services to unrelated third party customers, and if so, how revenue is recognized on these services. To the extent your insurance and other service-based operations are material, please separately disclose sales and costs of sales from services on your statements of operations as required by Rule 5-03 of Regulation S-X.

We note the Staff’s comment and we wish to advise the Staff that our Toys “R” Us – Vermont wholly owned insurance subsidiary has not provided insurance services to any unrelated third party customers. We currently anticipate that this subsidiary will not provide insurance services to unrelated third party customers for the foreseeable future. If in the future, however, this subsidiary does provide insurance services to any unrelated third party customers, we will disclose our revenue recognition policy related to these services and separately disclose sales and cost of sales from services on our statement of operations as required by Rule 5-03 of Regulation S-X.

Revenue Recognition, Page 63

4.	You disclose that you recognize revenues from gift cards as they are redeemed. Please tell us and disclose in future filings your gift card accounting policies, including whether or not you recognize breakage and whether your gift cards have expiration dates. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift card breakage pattern and your estimated gift card breakage rate. Please also tell us the amount of breakage recognized for each year presented. In addition, tell us whether you recognize breakage upon the sale of gift cards or over the term of your performance obligation and your basis in GAAP for doing so.

We acknowledge the Staff’s comment and advise the Staff that sales of gift cards are recorded as a liability on the balance sheet when gift cards are issued. As the gift cards are redeemed for merchandise, we record revenue and relieve the liability. We implemented a gift card program in October 1999. The gift cards had no expiration dates. Prior to January 2007, we had not recognized any breakage income on cards because our gift card service provider could not provide us with the information to reasonably and objectively determine this estimate.

In order to manage the gift card program and to cover administrative costs, prior to October 2006, we assessed a $2 monthly dormancy fee on all gift cards that remained unredeemed for a period of two years, except in states where prohibited by law. This dormancy fee was stated clearly on the back of each card sold. The dormancy fee was charged until the balance was $0 unless the gift card was used in subsequent periods, at which time the 2-year period restarted for purposes of assessing additional dormancy fees.

In October 2006, we prospectively eliminated our operational and legal practice of assessing dormancy fees on unredeemed gift cards. All unredeemed gift cards as of the date of this change in operational and legal practice will be redeemable at 100% of their outstanding value (which is net of any dormancy fees previously assessed).

In considering the commencement of breakage revenue recognition in January 2007, we considered the following:

Paragraph 16 of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”), provides the basis in GAAP for recognizing dormancy fees and breakage as follows:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a. The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Generally, under the guidance in SFAS 140, a liability related to the sale of a gift card should be recognized in full until either the gift card is redeemed or the gift card expires unused. However, because the gift cards do not have expiration dates, if the gift cards are not redeemed for merchandise, and we no longer assess dormancy fees, there is no legal process for releasing the Company’s obligation. We began estimating breakage in January 2007 upon the receipt of data which provided us with the information to reasonably and objectively determine this estimate.

At the AICPA Annual National Conference on Current SEC Developments in December of 2002, Randolph Green addressed the concept of breakage. His comments concluded that the recognition of breakage may be appropriate if the vendor can demonstrate that it is remote that the customer will require performance. Mr. Green further provided that this conclusion should be supported by analysis of a large, homogenous population of transactions which provide the ability to reasonably and objectively determine the amount of breakage. Our understanding of this speech would support the view that recognition of gift card breakage is acceptable on a card-by-card basis as the vendor is legally released from its obligation, such as at redemption, expiration, or at the point redemption becomes remote. In addition, Mr. Green discussed the classification of breakage noting that generally amounts recognized as breakage should be recorded as a gain and not as revenue. We believe that the comments made by Mr. Green were corroborated by Pamela R. Schlosser in her comments on breakage at the 2005 AICPA Conference on Current SEC and PCAOB Developments.

Prior to January 2004, our gift card service provider could not provide sufficient data which management could use to develop reliable estimated gift card redemption patterns. In January 2004, the Company changed gift card service providers and began receiving improved and reliable reporting that allowed for better tracking of gift redemptions patterns under the gift card program on a monthly basis. As of January 2007, the Company has a substantial and complete set of historical redemption data for a full three years. Prior to January 2007, the Company did not believe that it had enough historical data to assess and to establish reliable redemption patterns. As such, we recognized no gift card breakage.

We undertook an extensive review and analysis of the past three years of historical gift card redemption pattern data as well as available data from previous periods. The historical redemption patterns are determined from the data in reports received from our third party gift card service provider. These reports summarize data from each month’s gift card activity into issued and redeemed cards per month starting January 2004. After reviewing the historical redemption pattern, we believe that an appropriate estimate of the timing of when gift card performance would be deemed remote is three years after issuance, resulting in an approximate breakage rate of 4%. This data will be evaluated on a quarterly basis going forward for potential changes in trends that might impact our estimation process.

A summary of our historical redemption patterns for gift cards (three year average, 2004-2006) are as follows:

Redemption Period Following Gift Card Sales	% Redeemed *
First 12 Months	93%
Second 12 Months	3%
Third Twelve Months	1%
Estimated Thereafter	Less than 1%

*	Estimated breakage rate of 4% disclosed above does not calculate using information in table due to rounding.

Based on the information above, we anticipate recording approximately $15 million of other income associated with gift cards with outstanding balances greater than three years old as of January 2007 in our financial statements for the year ended February 3, 2007 related to breakage. Due to the relative immateriality of this amount, we plan to reflect such other income as a credit to selling, general and administrative expenses. If in a future period other income becomes material, we will disclose as a separate line item on the face of the statement of operations.

We advise the Staff that we will disclose in future filings that we began to recognize breakage beginning in the fourth quarter of fiscal 2006 by specifically identifying when performance for each card is deemed remote. We expect to include substantially the following disclosure regarding our gift card revenue recognition policy in our upcoming fiscal 2006 Form 10-K report:

“We sell gift cards to customers in our retail stores, through our web sites, and through third parties, and in certain cases, provide gift cards for returned merchandise and in connection with promotions. We recognize income from gift cards when the customer redeems the gift card, or when the likelihood of the gift card being redeemed by the customer is remote (“breakage”) and we have determined that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. Income related to customer redemption is included in Net sales, whereas income related to breakage is recorded as Other income and is included in our financial statements as a reduction to Selling, general and administrative expenses. We determine the gift card breakage rate based on historical redemption patterns. Based on our historical information, we concluded that the likelihood of our gift cards being redeemed beyond three years from the date of issuance is remote. At that three-year date, we recognize income for the remaining outstanding balance if we do not have a legal obligation to remit the value to a relevant jurisdiction.

Prior to the fourth quarter of 2006, each gift card was assessed a dormancy fee after a period of non-use, which reduced the gift card liability and resulted in income recognition in the period assessed. The amounts of dormancy income recorded for the years ended February 3, 2007, January 28, 2006 and January 29, 2005 were $11 million, $10 million and $10 million, respectively. In October of 2006 we discontinued the practice of assessing dormancy fees. During the fourth quarter of fiscal 2006, we accumulated a sufficient level of historical data to determine an estimate of gift card breakage for the first time. As a result, in the fourth quarter of 2006, we recognized $15 million of breakage income related to unredeemed gift cards. No estimated breakage was recorded prior to the fourth quarter of 2006.”

5.	We note that your franchisees and licensees operated 336 franchised or licensed international stores as of January 28, 2006. Please describe the arrangement you have with your franchised and licensed stores and whether they pay a franchising and licensing fee to you. If fees are received, tell us and disclose in future filings, your revenue recognition policies for the fees received. Additionally, please provide us with information regarding the significance of these operations to your overall consolidated financial statements.

We acknowledge the Staff’s comment and wish to advise the Staff that fees related to licensing/franchising are not material to our overall consolidated financial statements. The fees related to our licensing/franchising arrangements are classified as other income as a reduction of selling, general and administrative expenses (“SG&A”) in our statements of operations. We have historically recorded licensing/franchising fees as a reduction of SG&A due to their immateriality. We will supplementally advise the Staff as to the fees from our licensing/franchising arrangements for fiscal 2005 and 2004. In future filings, we will provide additional disclosure to our Divisional Store Count table included as part of Management’s Discussion Analysis of Financial Condition and Results of Operations. We expect to include substantially the following disclosure in our upcoming fiscal 2006 Form 10-K report:

“Income from our licensing and franchising arrangements are not material to our results from operations.”

The nature of services and deliverables under our licensing/franchising arrangements varies among agreements. However, all of our standard agreements contain explicit rights to use our trademarks, set forth certain quality control requirements for the licensee, and typically are long term in nature.

Accounting for most licensing/franchising arrangements, depending on the specific terms of the agreement and the applicable guidance, include up-front license fees, which are separately and ratably recognized over the agreement term. We also receive continuing license fees as a percentage of each licensed location’s sales, which we recognize as earned and receivable.

Credit and Allowances Received from Vendors, Page 64

6.	Please tell us how your classification of cooperative advertising allowances as a reduction of product costs is consistent with EITF 02-16. To the extent material, please revise future filings to disclose the amounts of cooperative advertising funds netted against cost of sales for each period presented.

We acknowledge the Staff’s comments with regard to the classification of cooperative advertising allowances as a reduction of Cost of sales. We wish to advise the Staff that we classify cooperative advertising allowances as a reduction of our product costs in accordance with paragraph 4 of EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”. As per the guidance in paragraph 4, “cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, that presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement, or (b) a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer's income statement.” We believe that criterion (a) is not applicable to payments received related to cooperative advertising allowances as no asset or service is being delivered to the vendor. The criterion in (b) is further discussed in paragraph 6 of EITF 02-16.

As per the guidance in paragraph 6, “cash consideration represents a reimbursement of costs incurred by the customer to sell vendor’s products and should be characterized as a reduction of that cost when recognized in the customer’s income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s product or services.”

There is no requirement for us to submit supporting information to the vendors in order to obtain cooperative advertising allowances. In some instances, the vendor is unaware of what form or method of advertising is being used. Therefore, we do not believe the criterion in paragraph 6 is met as it is unclear what specific incremental portion of our advertising cost is being reimbursed by the vendor through the allowances. Accordingly, all cash consideration received from vendors is considered a reduction of cost of sales as the related inventory is sold.

Our vendor agreements are extremely proprietary in nature. Not all toy retailers structure their merchandise purchases on the same basis. Even amounts disclosed in aggregate would be meaningful to our competitors and could negatively affect our relationship with our vendors because of the concentrated nature of the toy industry. Our accounting policy is clearly disclosed in the financial statements, and we do not believe quantification of cooperative advertising amounts is necessary for investor protection. We strongly believe that disclosure of the aggregate dollar amount of advertising allowances would put the Company at a competitive disadvantage as well as place undue pressure on the vendor community. Therefore, the Company does not propose to, and does not believe that it is required under EITF 02-16, to disclose the amounts of cooperative advertising funds netted against cost of sales in future filings. We will supplementally advise the Staff as to the amount of cooperative advertising allowance netted against Cost of sales for fiscal 2005 and 2004.

Note 5 – Restructuring and Other Charges, Page 71

7.	We note the announcement of your decision to close all remaining freestanding Kids “R” Us and Imaginarium stores during fiscal year 2003. Please tell us why these store closures were recorded as restructurings rather than presented as discontinued operations. Since Kids “R” Us was historically a reportable segment, it appears that this would meet the criteria as a component of an entity, and therefore, reported as discontinued operations. Refer to SFAS 144 and EITF 03-13.

We note the Staff’s comment regarding the classification of the closings of the Kids “R” Us and Imaginarium stores as restructuring activities. We wish to advise the Staff that during fiscal 2003, management announced its decision to close all remaining freestanding Kids “R”

Us and Imaginarium store locations. The product offerings of the Kids “R” Us operations consisted primarily of children’s apparel, while the product offerings of the free-standing Imaginarium operations consisted primarily of educational and learning products. In determining the accounting treatment of these store closings, we referred to SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. At the time we closed our Kids “R” Us and Imaginarium stores, EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” was not yet effective. As per EITF 03-13, “The consensus should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004.” The following guidance was reviewed in determining our accounting position:

Paragraph 42 of SFAS No. 144, provides guidance on whether the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations, requiring that both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction; and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Further, Paragraph A31, Example 15, of Appendix A, states “To expand its retail store operations in one region, the entity decides to close two of its retail stores and open a new “superstore” in that region. The new superstore will continue to sell the household goods previously sold through the two retail stores as well as other related products not previously sold. Although each retail store on its own is a component of the entity, the operations and cash flows from the sale of household goods previously sold through the two retail stores in that region will not be eliminated from the ongoing operations of the entity. In that situation, the conditions in paragraph 42 for reporting in discontinued operations the operations of the stores would not be met.” The concepts within this example are illustrative of ongoing operations of an entity providing significant cash flows of closed operations through the continuation of specific product lines.

Based on our assessment, subsequent to the closure of Kids “R” Us and free-standing Imaginarium stores, we estimated that there would be significant continuing cash flows from the sales of children’s apparel and educational and learning products by our ongoing Toys “R” Us and Babies “R” Us operations including Imaginarium-branded boutiques within our stores. Our assessment was based upon the following factors at the time of the store closings:

a)	All of our 198 Babies “R” Us stores sold children’s apparel.

b)	Fourteen of the closed Kids “R” Us locations would be converted to Babies “R” Us stores.

c)	387 of our 685 Toys “R” Us stores had apparel sections that offered apparel with sizes ranging from newborn to age ten.

d)	35 additional Toys “R” Us stores had planned to add apparel offerings in the year following the Kids “R” Us store closings.

e)	All of our 685 Toys “R” Us stores had Imaginarium-branded boutiques located within the stores and educational and learning products were expected to be a key growth component for the Company.

f)	All of the closed Kids “R” Us and free-standing Imaginarium stores had an existing Toys “R” Us and/or Babies “R” Us store within 25 miles of its location (i.e. within our estimate of the market impacted by such stores).

g)	Customers of the closed Kids “R” Us and free-standing Imaginarium stores share similar demographic characteristics with our continuing Toys “R” Us and Babies “R” Us stores.

To help drive migration to continuing operations, we undertook a marketing strategy to notify our existing customer base of the location of the nearest Toys “R” Us and Babies “R” Us stores. Direct mail was sent to customers of the existing stores announcing the liquidation events and notifying the customers of our nearby stores. In addition, bounce back coupon promotions were offered where a customer would get a coupon good at another one of our store locations once the liquidation event was over, and our internet address was provided so that the customer could migrate to an on line customer as well.

As our assessment determined that cash flows from the children’s apparel and educational and learning businesses would not be eliminated from ongoing operations, these store closings were not considered to be discontinued operations. Accordingly, we believe that the closings of the Kids “R” Us and Imaginarium stores during fiscal 2003 were properly presented as restructurings rather than discontinued operations and were in accordance with SFAS 144.

Note 6 – Merchandise Inventories, Page 73

8.	Please tell us why inventories would be unchanged at fiscal year ends 2005 and 2004 had all inventories been valued at the lower of FIFO, cost or market. If your disclosures are intended to comply with Rule 5-02.6(c) of Regulation S-X to indicate that the excess of replacement or current cost over stated LIFO value is immaterial, please clarify your disclosures accordingly.

We note the Staff’s comments with regard to our domestic toy store inventory and wish to advise the Staff that our domestic toy store inventory, other than apparel, is valued at the lower of LIFO (last in, first out), cost or market as determined by the retail inventory method. Each year, approximately 40% of our inventory purchases consist of new items. Of the remaining 60%, a large portion of this inventory is in the video game systems and software areas. These product categories have a higher initial cost when the product is first made available for sale, which declines as the life cycle of the product matures. This price deflation results in our overall inventory on a LIFO basis being valued higher than would be recorded on a FIFO (first in, first out) basis as the most recent inventory receipts have lower costs than receipts received earlier. Because our inventory is reflected at the lower of cost or market value, an adjustment is recorded to write the inventory value down to current market value less the cost to sell. This adjustment results in immaterial differences between our LIFO and FIFO inventory valuation methods.

Our disclosure regarding merchandise inventories is intended to comply with Rule 5-02.6(c) of Regulation S-X. We expect to revise our disclosure in future filings by adding substantially the following sentence:

“The excess of replacement or current cost over stated LIFO value is immaterial.”

Note 12 – Stock-Based Compensation, Page 79

9.	We note your disclosure on page 80 that you sold 62,805 common strips of restricted stock to officers of the company on January 28, 2006 for $26.75, the fair market value as of that date and the same value given to the former holders of your common stock in consummation of the merger transaction. Please tell us the methodology and significant assumptions you use in determining the fair value of your common stock/strips and clarify whether the valuations are contemporaneous valuations performed as of the dates of grant of your stock-based awards. Please also provide us a timeline that illustrates how the value of your common stock/strips has changed since your merger transaction.

We wish to advise the Staff that, on July 21, 2005, we consummated the merger transaction, which resulted in the Company becoming a privately held company and the existing public shareholders receiving $26.75 per share of the former publicly-held common stock, or approximately $5.9 billion in the aggregate. Concurrent with the merger transaction, the Board of Directors of the Company’s parent holding company, Toys “R” Us Holdings, Inc. (“Holdings”), adopted the 2005 Management Equity Plan (the “Plan”), which provides for the sale from time to time of non-transferable, restricted stock in Holdings to certain executive and senior employees at a purchase price equal to the fair market value of the common stock. Holdings was capitalized so that, on July 21, 2005, Holdings’ stock would (by definition) be economically equivalent to the shares of the Company. As of January 28, 2006, 62,805 strips (each strip consisting of 9 shares of Class A common stock and one share of Class L common stock of Holdings’ (“Restricted Stock”)) had been purchased by employees of the Company under the Plan. Of the total outstanding at the end of fiscal 2005, 59,814 of these strips were purchased on or within 30 days of the July 21, 2005 merger date and the remaining 2,991 strips were purchased in October 2005. Due to the close proximity of these purchases to the merger date, the Company believes the merger value was an appropriate and fair value. Subsequent to July 21, 2005, management performed periodic analyses to determine if a material change in fair value had occurred and, prior to filing the Fiscal 2005 Form 10-K, engaged an independent outside appraiser to assist management in valuing the stock of Holdings.

In March 2006, we engaged an independent outside appraiser to assist in the valuation of the Restricted Stock as of March 2006, resulting in the determination that the values of those shares were between $25.00 and $27.50. Within that range, we confirmed the price at $26.75 because there had been no material variation in the Company’s strategic direction and performance projections since the value of the Company stock had been independently determined in connection with the merger transaction. Management has provided and is responsible for all company specific financial information, forecasts and projections that are used by the independent outside appraiser. Other assumptions and market information used in the valuation were reviewed and approved by management for use in the valuation model. The Company has continued to engage the same independent outside appraiser on a quarterly basis to assist in determining whether any material changes in the value of Restricted Stock have occurred. As part of these quarterly fair value reviews, the following information is analyzed: current year performance compared to prior year and plan; plan updates; significant transactions and events; and industry benchmark performance. Throughout the first three quarters of fiscal 2006, the value of the Restricted Stock, as corroborated through the independent appraisal process, has remained at $26.75. Prior to the filing of the fiscal 2006 Form 10-K, management plans to engage the independent outside appraiser to assist in the valuation of the Company as of March 2007. Starting in fiscal 2007, we intend to perform two valuations of the Company per year, approximately six months apart, and will continue to assess whether additional updates are necessary.

Controls and Procedures, Page 107

10.	You indicate that there can be no assurance that any disclosure controls and procedures will succeed in achieving their stated goals under all potential future conditions. Please revise future filings to indicate that you designed your disclosure controls and procedures to provide “reasonable assurance” of achieving the desired control objectives. Please also revise your conclusion that your disclosure controls and procedures were effective to reflect, if true, that the disclosure controls and procedures were effective at the “reasonable assurance” level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance.

We acknowledge the Staff’s comment and will revise future filings to disclose within Item 9A. entitled “Controls and Procedures” that we have designed our disclosure controls and procedures to provide “reasonable assurance” of achieving the desired control objectives. While we concluded that our disclosure controls and procedures were not effective for fiscal 2005, if effective for fiscal 2006, we will revise our conclusion to state that our disclosure controls and procedures were effective at the “reasonable assurance” level and delete the text indicating that there can be no assurance that our disclosure controls and procedures will succeed in achieving their stated goals under all future conditions.

*                                                                         *                                                                              *

We acknowledge that:

(i)	we are responsible for the adequacy and accuracy of the disclosure in this letter;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this letter; and

(iii)	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Security Laws of the United States.

If you should have any further questions or need any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ F. Clay Creasey, Jr.

Executive Vice President – Chief Financial Officer

cc:	Andrew Blume, Staff Accountant – Securities and Exchange Commission

Yong Kim, Staff Accountant – Securities and Exchange Commission

Gerald L. Storch, Chairman and Chief Executive Officer of Toys “R” Us, Inc.

David J. Schwartz, Senior Vice President – General Counsel of Toys “R” Us, Inc.